Exhibit 12.1

Molina Healthcare, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009(1)	2008(1)	2007	2006
		(Dollars in thousands)

Earnings:
Income before income taxes	$89,492	$38,157	$94,324	$92,722	$73,458
Add fixed charges:
Interest expense, including amortization of debt discount and exp	15,509	13,777	13,231	5,605	2,353
Estimated interest portion of rental expense	4,524	5,181	4,370	3,988	2,682

Total fixed charges	20,033	18,958	17,601	9,593	5,035

Total earnings available for fixed charges	$109,525	$57,115	$111,925	$102,315	$78,493

Fixed Charges from above	$20,033	$18,958	$17,601	$9,593	$5,035

Ratio of Earnings to Fixed Charges	5.6	3.0	6.4	10.7	15.6

Total rent expense	$25,134	$20,723	$17,481	$18,127	$12,193
Interest factor	18%	25%	25%	22%	22%

Interest component of rental expense	$4,524	$5,181	$4,370	$3,988	$2,682

(1)	Effective January 1, 2008 through December 31, 2009, income tax expense included both the Michigan business income tax, or BIT, and Michigan modified gross receipts tax, or MGRT. Effective January 1, 2010, we have recorded the MGRT as a premium tax and not as an income tax. We will continue to record the BIT as an income tax. For the years ended December 31, 2009, and 2008, amounts for premium tax expense and income tax expense have been reclassified to conform to this presentation. The MGRT amounted to $6.2 million, $5.5 million, and $5.1 million for the years ended December 31, 2010, 2009, and 2008, respectively.